UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of  May 2011
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

Adolfo Castro Assumes CEO Position at ASUR;
Fernando Chico Pardo remains Chairman

Mexico City, May 26, 2011 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) the first privatized airport group in Mexico and operator of Cancún Airport and eight other airports in southeast Mexico announced that Mr. Adolfo Castro was named Chief Executive Officer effective June 1, 2011. Mr. Fernando Chico Pardo, the current Chairman and CEO, will remain Chairman of the Company and President of the Nominations and Compensation, Operations, and Acquisitions and Contracts Committees.

The Company’s Board of Directors received and accepted Mr. Fernando Chico Pardo’s resignation as Chief Executive Officer and approved the proposal presented by its Nominations and Compensations Committee to name Adolfo Castro to the position of Chief Executive Officer.

ASUR’s Board of Directors expects to name a new Chief Financial and Strategic Planning Officer shortly. In the interim, Mr. Castro will continue to oversee the financial and strategic planning areas of the Company.

Adolfo Castro, 46, joined ASUR in January 2000 as Chief Financial Officer. Prior to joining ASUR, Mr. Castro was Director of Finance and Administration of Ferrocarril del Sureste S.A. de C.V. Mr Castro was also Chief Financial Officer of Netcapital, S.A. de C.V., Director of Finance of Grupo Mexicano de Desarrollo, S.A. de C.V., Finance Manager of Grupo ICA S.A.B. and an auditor and consultant with Coopers & Lybrant.

Mr. Fernando Chico Pardo, Chairman of the Board of Directors, commented: “I am pleased to welcome Adolfo Castro to his new position as Chief Executive Officer. He is an experienced and talented leader who has led the Financial and Planning function since the Company’s privatization. He has been instrumental in making ASUR the strong, successful and widely recognized company that it is today.”

Mr. Castro said: “It is an honor for me to have been selected as the Company’s CEO. I am very encouraged by the prospects for future growth and the opportunity we see to advance our position in Mexico and the Latin American airport market and to continue to capitalize on our core strengths.”

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: May 26, 2011